Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. PROVIDES DETAILED

FISCAL 2014 GUIDANCE

TORONTO, ONTARIO – March 25, 2013 - - Just Energy Group Inc. (“Just Energy” or the “Company”) a competitive retailer of natural gas and electricity today provided initial fiscal 2014 guidance and commented on recent market activity, specifically the Company’s recent share price weakness and elevated trading volume.

The Company had previously guided that, based on its current $0.84 per share dividend, its payout ratio on Funds from Operations (“FFO”) would be less than 100% for the year ending March 31, 2014. To provide further clarity, Management has made a detailed analysis of the existing customer book and margins built into those contracts. The Company is providing the following further guidance based on that review. As regards Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”), the best estimate for fiscal 2014 is approximately $220 million ($1.57 per share).

Additionally, the Company advises that it is unaware of any adverse changes to its business or its prospects that would in any way justify the recent unusual trading volumes and decline in the Just Energy share price. Aside from general macroeconomic concerns, there have been no particular events or material changes in the affairs of the company to support the decline.

Rebecca MacDonald, Executive Chair of Just Energy, said: “This is a very difficult time for our fellow shareholders. We are very disappointed with the recent decline in Just Energy’s stock price and do not believe this reflects the underlying value of our business.  We recognize that there are rumors in the market regarding a further dividend reduction as well as speculation concerning the ability to achieve our previously articulated cash flow guidance. These rumors are completely inconsistent with the information we shared during the recent third quarter earnings call and our near-term forecasts for the business. At this point, we do not expect any further changes to our dividend payout and the margin embedded in our existing customer book and the strong customer growth seen in fiscal 2013 will result in higher cash flow in fiscal 2014 allowing us to both fund growth and pay-down debt.”

Ken Hartwick, Chief Executive Officer, added: “The long-term strategy of our business, which focuses on profitable growth remains unchanged. We expect to continue to gain market share throughout our existing footprint in North America and in the United Kingdom, increase customer value via product bundling, continue to pay an industry leading dividend, pay down debt and identify new methods to drive long-term growth. Just Energy has a strong track record of customer, gross margin and embedded margin growth and we believe this strategy will serve to further enhance these metrics over the long-term and un-lock shareholder value. Our expectations for fiscal 2014 will allow us to achieve both growth and debt reduction while maintaining the current dividend.  In addition, the new customers we expect to add will further improve our balance sheet in future years.”

The Company expects to incur approximately $76 million of interest expense and approximately $5 million in taxes for the year. EBITDA excludes approximately $7.5 million in non-cash stock based compensation. The estimate does not include EBITDA from Terra Grain Fuels, a non-core ethanol plant in Saskatchewan. This guidance is based on the Just Energy customer base margins adjusted for current levels of customer attrition, contract renewals and normal weather. To the extent that there is material variance in these measures from historical levels, the guidance may prove to be materially inaccurate.  Because of the seasonal nature of its energy business, the Company expects to generate approximately 30% of its EBITDA in the first 6 months of fiscal 2014 and approximately 70% in the last six months of the year.

The forecast level of EBITDA comfortably supports the current dividend and will allow the Company to both grow and reduce its debt level.  Just Energy has previously indicated that it expects its payout ratio on FFO to reach a target level of 60% - 65% in fiscal 2016.  This would require significant further growth in cash flow resulting in further debt repayment over the coming years.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash, its payout ratio on FFO, EBITDA and treatment under governmental regulatory regimes. Without limitation, this press release contains forward-looking statements regarding Just Energy's forecasted payout ratio on FFO and  EBITDA for the 2014 fiscal year. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Included in this news release is an estimate of Just Energy's fiscal 2014 EBITDA which is based on, among other things, the various assumptions disclosed in this news release and including assumptions as to new energy-based customer base margins of $170 per RCE for residential customers and $70 per RCE for commercial customers, current levels of customer attrition of 13%, contract renewal levels of 70% and normal weather. To the extent such estimate constitutes a financial outlook, it was approved by management and the Board of Directors of Just Energy on February 7, 2013 and is included to provide readers with an understanding of Just Energy's anticipated EBITDA based on the assumptions described herein and readers are cautioned that the information may not be appropriate for other purposes.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Mr. Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532